October 29, 2020



Via Email
Amos W. Barclay
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, CO 803022

       Re:    Benefit Street Partners Realty Trust, Inc.
              Schedule TO-T filed on October 23, 2018
              Filed by Comrit Investments 1, LP and COMRIT Investments Ltd. File No. 5-89905

Dear Mr. Barclay:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase - General

   1. Disclose that you previously conducted a tender offer for 1,800,000 of these Shares at an offer price of $13.08 per Share, and that the NAV disclosed by the partnership at that time was $19.02 per Share. In any future filings for these Shares, please provide the same disclosure regarding prior offers.

Section 1. Terms of the Offer, page 9

   2. You state that you will pay for shares tendered upon confirmation from the Corporation or its transfer agent that the Shares have been transferred to the Purchaser. Disclose how
 Amos W. Barclay , Esq.
Holland & Hart LLP
October 29, 2020
Page 2


       long you expect this to take, and how you will comply with your obligation under Rule
       14e-1(c) to promptly pay for tendered Shares after you accept them.

   3. See our last comment above. We note the disclosure in Section 4. Withdrawal Rights that Shares may be withdrawn at any time after December 22, 2020 if not yet accepted for payment. Clarify for shareholders whether, if tendered Shares have not been paid for by that date, they may withdraw them pursuant to this provision.

Section 11. Source of Funds, page 13

   4. Clarify what    assets    will be used to fund the purchase of tendered
Shares. If you are
      referring to cash on hand, please revise to specify.

Section 12. Conditions of the Offer, page 13

   5. Refer to page 14, paragraph (d). Notwithstanding the fact that these Shares do not trade,
      clarify what is meant by a    limitation on prices    on a national
securities exchange for
      purposes of this offer condition.

   6. Consider clarifying whether the ongoing COVID pandemic could constitute a national
      or international calamity    for purposes of paragraph (d). If so,
explain how this condition
      would operate, given that it appears to be a pre-existing condition to this offer.

   7. In paragraph (d), you appear to be conditioning the offer on any material change or suspension or limitation of ANY currency anywhere in the world. The breadth of this condition, without further explanation or any apparent connection to the activities of the
      Company, raises concerns about an illusory offer. Please advise or revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions